

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

<u>Via Facsimile</u>
Mr. Anthony Pizzacalla
President & Treasurer
Secure Window Blinds, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re: Secure Window Blinds, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010, and September 30, 2010**
> **Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2010, June 30, 2010, and September 30, 2010**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **File No. 000-54009**

Dear Mr. Pizzacalla:

    We have reviewed your amendments filed on May 4, 2011 and have the following comments.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010
Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures

1.   In the first paragraph of your disclosure, you provide the correct definition of disclosure controls and procedures; however, in your conclusion, you do not provide the correct definition. In this regard, please confirm to us that your disclosure controls and procedures were effective, as defined in Rule 13a-15(e) of the Exchange Act, for each of the aforementioned reporting periods. Additionally, please revise future filings to conclude using the complete and correct definition of disclosure controls and procedures or state just that your disclosure controls and procedures are effective, or not effective, without defining them.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 6

Report of Independent Registered Public Accounting Firm, page 8

2.   It appears to us that your auditor, Chang G. Park, CPA, may no longer be registered with
        the Public Company Accounting Oversight Board (PCAOB). As a result, your Form 10-
        K would be deemed to be substantially deficient and not timely filed. Please have your
        auditor demonstrate to us that he is registered with the PCOAB or, if he is not, please
        amend your Form 10-K to remove the non-registered auditor's report and to label the
        columns of your financial statements as "not audited". Please be advised that you will be
        required to file, as soon as practicable, another amendment to your Form 10-K when you
        have had your financial statements re-audited by a registered firm. In addition, please be
        aware of your reporting obligations under Item 4.01 of Form 8-K and Item 304 of
        Regulation S-K.

Item 9A(T). Controls and Procedures, page 17

3.   Please amend your Form 10-K to also provide your certifying officers' separate
        conclusion as to the effectiveness of your **"disclosure controls and procedures"** as of
        December 31, 2010, as required by Item 307 of Regulation S-K. We remind you that the
        amendment must contain the complete text of the "Item" being amended and currently
        dated certifications that refer to the amended form.

4.   We note that in the second paragraph management concluded that your internal controls
        over financial reporting are effective. We also note that in the fourth paragraph
        management appears to have concluded, although using an incorrect date, that your
        internal controls over financial reporting are not effective and appears to identify several
        material weaknesses. Please amend your filing to clearly state, if accurate, that your
        internal controls over financial reporting are not effective. If the disclosures in the
        second paragraph were meant to refer to your disclosure controls and procedures, please
        correct those disclosures. To the extent that management concludes that disclosure
        controls and procedure were effective, in light of the material weaknesses identified,
        please explain to us how that determination was made.

        Please respond to this letter within ten business days by amending your filing, by
providing the requested information, or by advising us when you will provide the requested
response. If you do not believe our comments apply to your facts and circumstances or do not
believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief